SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                                             Commission File Number:  0-25482

                           NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F     [ ] 10-Q    [ ] Form N-SAR

For period Ended:  June 30, 1998

[ ]   Transition Report on Form 10-K       [ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F       [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:







HOFS02...:\89\44189\0004\1612\FRM9258L.350

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                         PART I. REGISTRANT INFORMATION

Full Name of registrant:  Equalnet Communications Corp.

Former name if applicable:  EqualNet Holding Corp.

Address of principal executive office:    1250 Wood Branch Park Drive
                                          Houston, Texas 77079

                      PART II.  RULES 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

      The Registrant has been unable to complete its Annual Report on Form 10-K as the Registrant has been engaged in negotiations to complete a private placement of convertible debt. Additionally, two operating subsidiaries of the Registrant filed for protection under Chapter 11 of the Bankruptcy Code on September 10, 1998. The individuals that are responsible for negotiating and preparing financial forecasts and other documentation in support of the convertible debt transaction and the required schedules necessary to be submitted to the bankruptcy court are the same individuals responsible for preparing the Annual Report on Form 10-K to which this notification relates. As a result of their work on the above-described transaction and bankruptcy, such individuals will be unable to complete the Annual Report on Form 10-K by September 28, 1998. The Annual Report on Form 10-K will be filed on or before October 13, 1998.



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                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                                Dean H. Fisher
                                (281) 529-4648

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                            [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes     [ ] No

      If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment.)

      Equalnet Communications Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 25, 1998                  By:  /s/  Dean H. Fisher
                                                ----------------------
                                                Dean H. Fisher
                                                Senior Vice President
                                                and General Counsel




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
                                   ATTACHMENT

                             FORM 12B-25 PART IV(3)


The Company expects to report decreased revenues for the quarter ended June 30, 1998 of $4.3 million compared to $10.5 million for the comparable quarter in the prior year. The net loss for the quarter is expected to be $9.5 million, or $.46 per share, compared to a net loss of $4.3 million, or $.70 per share in the comparable period in fiscal 1997. For the fiscal year ended June 30, 1998 the Company expects to report a net loss of $18.0 million, or $1.69 per share, compared to a net loss of $15.0 million, or $2.46 per share for the previous fiscal year.



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